Annual Shareholder Meeting Results

PIMCO Strategic Income Fund, Inc., PIMCO Global StocksPLUS
& Income Fund and PIMCO Dynamic Income Fund held their annual meetings of shareholders on June 30, 2016. Shareholders voted as indicated below.

PIMCO Global StocksPLUS & Income Fund

Re-election of Deborah A. DeCotis-Class II to serve until the annual meeting held during the 2018-2019 fiscal year
                         Withheld
Affirmative              Authority
9,056,878                 439,609

Re-election of Bradford K. Gallagher-Class II to serve until the annual meeting held during the 2018-2019 fiscal year
9,071,898                 424,589

Re-election of James A. Jacobson-Class II to serve until the annual Meeting held during the 2018-2019 fiscal year
9,069,901                 426,586

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, William B. Ogden,
IV, Alan Rappaport,Craig Dawson and John C. Maney continued to serve as Trustees of the Fund.